UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: March 14, 2007

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐                    Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K incorporates the Notice of Annual and Special Meeting of Shareholders, Information Circular and Form of Proxy distributed to the Company’s shareholders of record as of March 2, 2007. The Information Circular was provided to shareholders in connection with the Company’s annual meeting to be held on April 13, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: March 14, 2007	By:	/s/ Robert S. Armstrong
Robert S. Armstrong,
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS:
     NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at the Vancouver Airport Marriott Hotel, 7571 Westminster Highway, Richmond, B.C., Canada, V6X 1A3, on Friday, April 13, 2007 at 11:00 a.m. (Vancouver time), for the following purposes:
(1)	to receive the financial statements of the Company for the financial year ended December 31, 2006 and the report of the Auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint the Auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors;

(4)	to consider and, if deemed advisable, to pass an ordinary resolution approving amendments to the Company’s Stock Option Plan, the full text of which resolution is set out in Schedule “A” in the accompanying Information Circular;

(5)	to consider and, if deemed advisable, to pass an ordinary resolution approving the adoption of a Shareholder Rights Plan in accordance with a Shareholder Rights Plan Agreement dated as of February 22, 2007 between the Company and Computershare Investor Services Inc., the full text of which resolution is set out in Schedule “B” in the accompanying Information Circular; and

(6)	to transact such other business as may properly be brought before the Meeting.
     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.
     The directors of the Company have fixed the close of business on March 2, 2007 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 2, 2007 will be entitled to vote, in person or by proxy, at the Meeting.
     Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.
     DATED at Vancouver, British Columbia, as of this 14th day of March, 2007.
By Order of the Board of Directors

Robert S. Armstrong
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
Unless otherwise provided, the information herein is given as of February 21, 2007.
Solicitation of Proxies
This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual and Special Meeting to be held on April 13, 2007 (the “Meeting”) by management of the Company. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING
Number of Directors and Election of Directors
     Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the directors are authorized to determine the actual number of directors within that range to be elected from time to time. The Company currently has seven (7) directors. Each director of the Company is elected annually and holds office until the next Annual Meeting of the Company unless he or she sooner ceases to hold office. The Board of the Company has determined that the number of directors to be elected at the Meeting shall be seven (7). The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

				Number of
				Common Shares
				Beneficially
				Owned,
Name and		Principal Occupation	Previous Service	Controlled or
Municipality of Residence	Position with the Company	or Employment (1)	as a Director	Directed(1)(2)

Charles Edward Croft Vancouver, B.C., Canada	Chairman of the Board and a Director (3); Chair of Compensation Committee Member of Nominating and Corporate Governance Committee;	President and Director, Falcon Pacific Financial Corp. (private investment company) and its subsidiaries (4)	Director since June 17, 1998	17,200 (5)

Peter James Blake Vancouver, B.C., Canada	Chief Executive Officer and a Director	Chief Executive Officer of the Company	Director since December 12, 1997	67,281

Clifford Russell Cmolik Surrey, B.C., Canada	Director; Member of Compensation Committee	Businessman (6)	Director since December 12, 1997	2,685,822 (7)

Eric Patel Vancouver, B.C., Canada	Director; Chair of Nominating and Corporate Governance Committee Member of Audit Committee	Business Consultant	Director since April 14, 2004	2,850

Beverley Anne Briscoe Vancouver, B.C., Canada	Director; Chair of Audit Committee (8) Member of Nominating and Corporate Governance Committee	Owner and Principal, Briscoe Management Ltd. (9)	Director since October 29, 2004	2,500

				Number of
				Common Shares
				Beneficially
				Owned,
Name and		Principal Occupation	Previous Service	Controlled
Municipality of Residence	Position with the Company	or Employment (1)	as a Director	or Directed (1)(2)

Robert Waugh Murdoch Salt Spring Island, B.C., Canada	Director; Member of Compensation Committee	Businessman (10)	Director since February 20, 2006	990

Edward Baltazar Pitoniak West Vancouver, B.C., Canada	Director; Member of Audit Committee (11)	President & Chief Executive Officer and Trustee, Canadian Hotel Income Properties Real Estate Investment Trust (12)	Director since July 28, 2006	65

(1)	This information has been provided by the respective nominee as of February 21, 2007.

(2)	The number of Common Shares held includes Common Shares beneficially owned, directly or indirectly (other than stock options), or over which control or direction is exercised by the proposed nominee. See the table below for disclosure of stock option information.

(3)	Mr. Croft became Chairman of the Board of Directors effective November 30, 2006 upon the retirement from that position and the Board of David E. Ritchie, who had been Chairman and a Director since December 12, 1997. Mr. Croft previously held the position of Vice-Chairman of the Board. Mr. Ritchie was appointed to the honourary position of Chairman Emeritus upon his retirement.

(4)	Mr. Croft was a director of a Canadian private company that entered into a Plan of Arrangement under the Companies Creditors Arrangement Act in 2004, immediately following his resignation as a director thereof. The company subsequently emerged from protection in 2004.

(5)	15,000 of such shares are held by Falcon Pacific Financial Corp., a company controlled by Mr. Croft.

(6)	Mr. Cmolik was the President and Chief Operating Officer of the Company until his retirement in July 2002. The Board has determined that Mr. Cmolik is an independent director.

(7)	1,960,568 of such shares are held by C.R.C. Auctions Ltd. and 720,436 of such shares are held by Cmolik Enterprises Ltd., both of which are controlled by Mr. Cmolik. Mr. Cmolik holds the remaining 4,818 shares personally.

(8)	Ms. Briscoe was appointed Chair of the Audit Committee effective April 13, 2006, and replaced G. Edward Moul, the former Chair who retired from the Board effective April 13, 2006.

(9)	Ms. Briscoe is also a director of Goldcorp Inc., Spectra Energy Income Fund, BC Railway Company, and Westminster Savings Credit Union. In addition, Ms. Briscoe is Chair of the B.C. Government’s Industry Training Authority.

(10)	Mr. Murdoch is a member of the international advisory board of Lafarge S.A., as well as a director of Lallemand Inc. and Timberwest Forest Corp.

(11)	Mr. Pitoniak was appointed to the Company’s Board effective July 28, 2006. Mr. Pitoniak was also appointed to the Audit Committee effective July 28, 2006, and replaced Mr. Cmolik on that committee. Mr. Cmolik had been appointed to the Audit Committee effective April 13, 2006, upon the retirement of Mr. Moul (see note 8 above).

(12)	Mr. Pitoniak is the President & Chief Executive Officer and a Trustee of Canadian Hotel Income Properties Real Estate Investment Trust, a public company, a position he has held since 2004. Prior to that he was a Senior Vice-President with Intrawest Corporation (1996 to 2004) and held senior editorial and advertising positions at SKI Magazine, part of Times Mirror Magazines. Mr. Pitoniak holds a Bachelor of Arts degree from Amherst College.
     In addition to the information presented above regarding Common Shares beneficially owned, controlled or directed, the directors of the Company held the stock options set out in the following table as of the date of this Information Circular. All of the options granted to and held by non-employee directors vested at the grant date and have an expiry date ten years from the date of grant. The options granted to Mr. Blake, the CEO of the Company, vested one year from the grant date and have the expiry date of ten years, subject to early termination, applicable to officer and employee options, as set out in the relevant option agreement.

			Number of	Exercise
			Options	Price	Total	Total
Nominee	Grant Date	Expiry Date	Granted	(U.S.$)	Exercised	Unexercised

Peter Blake	Jan. 24, 2006	Jan. 24, 2016	24,000	$44.09	—	24,000
	Jan. 25, 2005	Jan. 25, 2015	20,800	$32.41	—	20,800
	Feb. 13, 2004	Feb. 13, 2014	22,400	$26.46	—	22,400
	Jan. 30, 2003	Jan. 30, 2013	30,000	$15.53	15,400	14,600

			97,200		15,400	81,800

Russell Cmolik	Feb. 13, 2004	Feb. 13, 2014	8,000	$26.46	—	8,000
	Jan. 30, 2003	Jan. 30, 2013	8,000	$15.53	—	8,000

			16,000		—	16,000

Charles Croft	Feb. 13, 2004	Feb. 13, 2014	8,000	$26.46	—	8,000
	Jan. 30, 2003	Jan. 30, 2013	8,000	$15.53	—	8,000
	Feb. 11, 2002	Feb. 11, 2012	6,000	$13.05	—	6,000
	Jan. 31, 2001	Jan. 31, 2011	6,000	$11.68	—	6,000
	Feb. 1, 2000	Feb. 1, 2010	6,000	$13.35	—	6,000
	Feb. 21, 1999	Feb. 21, 2009	7,000	$13.44	—	7,000

			41,000		—	41,000

     The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Board, in its discretion, may select.
     Charles E. Croft served as the Lead Director of the Board from the date of Company’s Annual Meeting in 2006 until his appointment to the position of Chairman effective November 30, 2006. Because Mr. Croft is an independent director, the Company’s Board has not appointed another Lead Director. However, any shareholder wishing to contact Mr. Croft may do so by phoning 604-233-6153 or by sending an email to LeadDirector@rbauction.com.
     Additional disclosure relating to the Company’s audit committee as required under Multilateral Instrument 52-110 is contained in the Company’s Annual Information Form under the heading “Audit Committee Information”. The Annual Information Form of the Company has been filed on SEDAR and is available on their website at www.sedar.com. A copy of the Company’s Annual Information Form may also be obtained by making a request to the Corporate Secretary of the Company.
Board and Committee Attendance
     The following tables present information about Board of Directors and Committee meetings and attendance by directors at such meetings for the year ended December 31, 2006. The overall 2006 attendance record by directors at Board and Committee meetings was 92%.
Board and Committee Meetings Held

Number of Meetings
Board of Directors	10
Audit Committee	13
Compensation Committee	2
Nominating and Corporate Governance Committee	5
Summary of Attendance of Directors

Director	Board Meetings	Committee Meetings
Charles Croft	10 of 10	7 of 7
Peter Blake	10 of 10	N/A
C. Russell Cmolik	9 of 10	6 of 7
Eric Patel	10 of 10	18 of 18
Beverley Briscoe	10 of 10	18 of 18
Robert Murdoch (1)	6 of 8	2 of 2
Edward Pitoniak (2)	4 of 5	5 of 6
David Ritchie (3)	5 of 10	N/A

(1)	Mr. Murdoch was appointed to the Board on April 13, 2006.

(2)	Mr. Pitoniak was appointed to the Board on July 28, 2006.

(3)	Mr. Ritchie retired from the Board effective November 30, 2006.
Compensation of Directors
     In addition to the reimbursement of reasonable travel and lodging expenses, non-employee directors of the Company received the following compensation in 2006:

Description of Fee	Amount of Fee
Annual fee for Board Chairman	U.S.$100,000	(1)
Annual fee for Board Membership	U.S.$ 60,000	(1)
Annual additional fee for Board Vice-Chairman	U.S.$ 50,000
Annual fee for Committee chairmanship (excluding Audit Committee)	U.S.$ 10,000
Annual fee for Audit Committee chairmanship	U.S.$ 15,000
Meeting fee (per minuted meeting in excess of two hours)	U.S.$ 1,000

(1)	Each director is required to use U.S.$25,000 of the annual fee to purchase Common Shares through the NYSE or the TSX in compliance with the Company’s Policy Regarding Securities Trades by Personnel.

     The total fees paid by the Company to the Board in 2006 were U.S.$619,714. Employee directors do not receive additional compensation for their participation in Board or committee activities. Compensation by director for the year ended December 31, 2006 was as follows (all amounts in U.S. dollars):

Director	Board Fees	Committee Fees	Meeting Fees
Charles Croft	$110,000	$10,000	$15,000
Peter Blake	Nil	Nil	Nil
C. Russell Cmolik	60,000	Nil	13,000
Eric Patel	60,000	10,000	18,000
Beverley Briscoe	60,000	10,714	16,000
Robert Murdoch	51,500	Nil	6,000
Edward Pitoniak	30,000	Nil	7,000
David Ritchie	137,500	Nil	5,000

Total	$509,000	$30,714	$80,000

     At their meeting on February 20, 2007, the Board approved certain revisions to the compensation plan for directors for 2007. The annual fee for the Board Chairman will be increased to U.S.$150,000 per year, retroactive to November 30, 2006. In addition, directors who travel more than four hours to attend a board or committee meeting will receive an additional U.S.$1,000.
     There were no other arrangements under which non-employee directors were compensated during 2006. No non-employee directors earned any compensation during 2006 for consultancy or other services provided to the Company. No options were granted to non-employee directors in 2006.
Appointment of Auditors
     The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the year ending December 31, 2007 and that the Audit Committee be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The Audit Committee is satisfied that KPMG LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.
     In addition to retaining KPMG LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2006, the Company retained KPMG LLP to provide various non-audit services in 2006. The Audit Committee is required to pre-approve all non-audit related services performed by KPMG LLP. The aggregate fees billed for professional services by KPMG LLP and its affiliates during fiscal 2006 and 2005 were as follows:

	Fiscal 2006	Fiscal 2005
Audit Fees	$1,143,000	$627,000
Audit-Related Fees	248,000	105,000
Tax Fees	575,000	745,000
All Other Fees	—	—

Total Fees	$1,966,000	$1,477,000

     The nature of each category of fees is as follows:
Audit Fees:
     Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of the Company’s consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:
     Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.
Tax Fees:
     Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).
     The Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company’s independent auditor and is required to pre-approve all non-audit related services performed by KPMG LLP. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.
Amendments to the Stock Option Plan
     At the Meeting, shareholders of the Company will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving amendments to the Company’s Stock Option Plan.
     The Company has a stock option plan (the “Plan”), adopted as of July 30, 1997 and approved by the then shareholders of the Company under which the Compensation Committee is authorized, at its discretion, to grant options to purchase Common Shares to directors, officers, employees, and consultants of the Company or its subsidiaries. The Plan has a term of 10 years from the date of adoption. The purpose of the Plan is to promote the interests of the Company by providing eligible persons with additional incentive, encouraging stock ownership and increasing the proprietary interest of eligible persons in the success of the Company and assisting the Company in attracting, retaining and motivating its directors, officers and employees. The Plan was amended in 2006 by the Compensation Committee pursuant to the power under the Plan to allow for on-line exercise of options. For a description of the current Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans” on page 19.
     The Plan specifies that the maximum number of Common Shares which may be reserved for issuance under the Plan may not exceed 3,000,000 Common Shares (being 9% of total issued and outstanding shares) (taking into account the two-for-one stock split of the Common Shares that occurred on May 4, 2004), of which 1,286,468 Common Shares have been issued, 793,648 Common Shares are reserved for issuance upon exercise of options that have been granted (2% of total issued and outstanding shares) and 919,884 Common Shares (3% of total issued and outstanding shares) remain available for future options to be granted.
     The Company wishes to amend and restate the Plan (the “Amended Plan”) in order to extend the term of the Plan, to ensure that the Plan is up-to-date and continues to serve its original purpose and to ensure that it conforms with regulatory requirements. The main amendments reflected in the Amended Plan include, without limitation, the following:
(a)	the number of Common Shares that may be issued from and after the effective date of the Amended Plan pursuant to options granted under the Amended Plan has been increased to 3,400,000. This new maximum number will cover Common Shares to be issued upon exercise of all existing issued and outstanding options as well as all future options to be granted under the Amended Plan;

(b)	the term of an option which expires during a “Black Out Period” will be automatically extended and will expire on the fifth business day following the end of such restricted period;

(c)	the maximum percentages of Common Shares (in relation to the number of outstanding and issued Common Shares) available to insiders are outlined;

(d)	a cap is placed on the percentage of Common Shares issued and reserved for issuance to non-employee directors of the Company upon exercise of options;

(e)	the CEO is authorized to grant up to a certain number of options to employees other than to directors and officers;

(f)	the provisions dealing with the manner of adjustment of options in the event of certain corporate actions (such as a subdivision or consolidation of Common Shares, a distribution to shareholders, a fundamental change such as a reorganization, amalgamation or arrangement or a proposed change of control) have been amended and updated; and

(g)	the provisions dealing with amendments have been revised to describe those amendments that may be made by the Compensation Committee and those that may only be made with shareholder approval.
     At a meeting held on February 20, 2007, the Board unanimously approved the various amendments (the “Plan Amendments”) to the Plan. These changes are described in greater detail below.
     Pursuant to the Plan Amendments it is proposed that the maximum aggregate number of Common Shares issuable under the Amended Plan from and after the date of the Meeting will be 3,400,000 Common Shares, representing approximately 10% of the currently issued and outstanding Common Shares on a fully diluted basis (or 10% on a non-diluted basis), including the 793,648 Common Shares reserved for issuance pursuant to options outstanding and unexercised as at February 21, 2007. As a result, 2,606,352 Common Shares will be available for future grants after giving effect to the Plan Amendments. This reflects a partial replenishment of the Common Shares available for issuance under the Plan, with the new maximum number (covering issuances upon the exercise of existing outstanding options and future options to be granted under the Amended Plan) being fixed at 3,400,000 Common Shares.
     Pursuant to the Amended Plan, the Company will continue to grant options to purchase Common Shares to selected employees. The Board considers that stock options are an important element of the Company’s compensation structure. The Board believes that the increased maximum number is desirable in order to permit the Company to continue to accomplish the purposes of the Amended Plan and to provide for future grants of options. Options may be granted by the Compensation Committee; however, under the Amended Plan, the CEO is also authorized to grant a limited number of options pursuant to the delegation of option-granting power under a Company policy. See “Equity-based Compensation Awards Grant Policy” on page 19.
     Under a recently adopted policy, the Company has determined not to grant equity awards to non-employee directors until determined otherwise, and under the Amended Plan, the maximum number of Common Shares issued and reserved for issuance to non-employee directors of the Company upon exercise of options must not exceed 1% of the issued and outstanding Common Shares. The number of Common Shares issuable to “Insiders” under the Amended Plan, when combined with the Company’s other security-based compensation arrangements, within any one-year period cannot exceed 10% of the issued and outstanding Common Shares and the number of Common Shares issuable to “Insiders” at any time cannot exceed 10% of the issued and outstanding Common Shares. This amendment brings the Amended Plan in line with TSX requirements with respect to eligibility of insiders to vote their securities in respect of security holder approval required for security based compensation arrangements. In addition, the definition of “Insider” has been revised in the Amended Plan to reflect updates in securities legislation.
     The Amended Plan has also been revised to take into account the Company’s policy with respect to making grants only during specific trading windows. If the expiry date of an option falls during a “Black Out Period”, the expiry date will be extended to the fifth business day following the expiry of such period.
     Options will vest in accordance with the provisions of the Option Agreement in respect of the specific option. The exercise price will generally be determined by reference to the closing market price of the Common Shares on the NYSE on the date of grant.

     Under the Amended Plan, each option will expire on the date determined by the Compensation Committee and specified in the applicable Option Agreement, as provided in the Amended Plan. Generally, the form of Option Agreement to be used in conjunction with the Amended Plan provides that an optionee may exercise his or her options prior to the date stated in the Option Agreement (generally ten years from the date of grant) subject to the following:
(a)	in the event that the optionee retires or resigns his or her office of employment (unless terminated as set out below under paragraph (c)) or the optionee’s contract as consultant is terminated at the end of its term, the option will expire 30 days after the Termination Date (as defined in the form of Option Agreement to be used in conjunction with the Amended Plan);

(b)	in the event that the optionee’s employment with the Company is terminated without cause or where a consultant’s contract is terminated other than due to expiry of its term or for cause (unless terminated as set out below under paragraph (c)), the option will expire 30 days after the Termination Date;

(c)	in the event that the optionee ceases to be an “Eligible Person” under the Amended Plan as a result of his or her termination for cause or as a result of the termination of his or her contract as a consultant for cause, the option will expire immediately; and

(d)	in the event of the death of the optionee, the option will expire on the date which is 180 days after the date of death of the optionee.
     The extension of an early expiry date coinciding with a “Black Out Period” applies in the event of early termination of the optionee except in the event of a termination for cause under paragraph (c) above.
     Options granted under the Amended Plan are not transferable or assignable and may be exercised only by the optionee or, in the event of the death of the optionee or the appointment of a committee or duly appointed attorney of the optionee or of the estate of the optionee on the grounds that the optionee is incapable, by reason of physical or mental infirmity, of managing its affairs, by the optionee’s legal representative or such committee or attorney, as the case may be.
     The Amended Plan includes customary anti-dilution provisions (for example, in the event of a subdivision or consolidation of Common Shares) for the benefit of optionees. In addition, if there is a change of control (which includes an acquisition of more than 50% of the Company’s then issued and outstanding shares, an amalgamation, arrangement or business combination or a sale of all or substantially all of the property of the Company), the Compensation Committee may, in its sole discretion, determine the manner in which all unexercised options granted under the Amended Plan will be treated. For example, the Compensation Committee may elect to accelerate the vesting of any or all outstanding options immediately prior to completion of a change of control, subject to applicable regulatory approval, and may determine that outstanding options are to be purchased by the Company or the new control person for a price determined based on the consideration paid in the applicable transaction.
     The Compensation Committee will have the rights to suspend, amend or terminate the Amended Plan without approval of optionees or shareholders (provided that no such suspension, amendment or termination will materially prejudice the rights of any optionee under any previously granted option without the consent or deemed consent of such optionee), including, without limitation:
(a)	to avoid any additional tax on optionees under Section 409A of the United States Internal Revenue Code or other applicable tax legislation;

(b)	changing the eligibility for and limitations on participation in the Amended Plan (other than participation by non-employee directors in the Amended Plan);

(c)	making any addition to, deletion from or alteration of the provisions of the Amended Plan that are necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

(d)	making any amendment of a typographical, grammatical, administrative or clerical nature, or clarification correcting or rectifying any ambiguity, defective provision, error or omission in the Amended Plan; and

(e)	changing the provisions relating to the administration of the Amended Plan or the manner of exercise of the options, including:
i.	changing or adding any form of financial assistance provided by the Company to the participants that would facilitate purchase of Common Shares under the Amended Plan; and

ii.	adding provisions relating to a cashless exercise (which will provide for a full deduction of the underlying Common Shares from the maximum number reserved under the Amended Plan for issuance).
     Notwithstanding the foregoing powers of amendment accorded the Compensation Committee, none of the following amendments to the Amended Plan may be made without shareholder approval:
(a)	any increase in the maximum number of Common Shares that may be issued pursuant to the exercise of options granted under the Amended Plan;

(b)	any reduction in exercise price or cancellation and reissue of options;

(c)	any amendment that extends the term of an option beyond the original expiry date;

(d)	if at any time, the Amended Plan is further amended to exclude participation by non-employee directors, any amendment to “Eligible Participants” that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

(e)	any amendment that increases limits previously imposed on non-employee director participation;

(f)	any amendment which would permit equity based awards granted under the Amended Plan to be transferable or assignable other than for normal estate settlement purposes;

(g)	any amendment to increase the maximum limit of the number of securities that may be:
(i)	issued to insiders of the Company within any one year period; or

(ii)	issuable to insiders of the Company at any time;
under the Amended Plan, or when combined with all of the Company’s other security based compensation arrangements, which could exceed 10% of the total issued and outstanding Common Shares of the Company, respectively;
(h)	adding provisions relating to a cashless exercise (other than a surrender of options for cash) which does not provide for a full deduction of the underlying Common Shares from the maximum number reserved under the Amended Plan, for issuance; and

(i)	any amendment to the amending provisions of the Amended Plan.
     Section 422 of the United States Internal Revenue Code, as amended, and the regulations thereunder, require that in order for options to qualify for the United States income tax treatment applicable to “incentive stock options”, they must be awarded under a plan approved by the shareholders that specifically includes the maximum aggregate number of shares that may be issued under “incentive stock options.” By including the fixed maximum number of 3,400,000, the Company has complied with this requirement. The Amended Plan also contains other provisions that allow for the grant of “incentive stock options” and “nonqualified stock options” as defined under the U.S. Internal Revenue Code.
     The Amended Plan also includes other housekeeping and clerical amendments, such as the updating of statutory references and insertion of certain defined terms, for consistency of language and correctness.

     To date, no options have been granted under the Amended Plan and no options will be granted under the Amended Plan prior to approval of the Amended Plan by shareholders.
     The Plan Amendments are reflected in the Amended Plan. A copy of the Amended Plan will be tabled at the Meeting, and will be provided to any shareholder upon request from the Corporate Secretary of the Company at 6500 River Road, Richmond, British Columbia, V6X 4G5, telephone (604) 273-7564, prior to the day of the Meeting.
     Under the requirements of the Toronto Stock Exchange, the Plan Amendments and the Amended Plan must be approved by the shareholders of the Company. Consequently, at the Meeting shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying and approving the Plan Amendments and approving the Amended Plan. The text of the proposed resolution is set out in Schedule “A”. This resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. It is intended that all proxies received by the Company will be voted in favour of the Plan Amendments and the Amended Plan, unless a proxy contains express instructions to vote against the Plan Amendments and the Amended Plan. The Board of the Company recommends that shareholders vote in favour of amending the Plan.
Adoption of Shareholder Rights Plan
     Effective February 22, 2007, the Board of Directors of the Company adopted a shareholder rights plan agreement, with Computershare Investor Services Inc. as rights agent (the “Rights Plan”). The Rights Plan has the following main objectives:
•	to provide the Board time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge;

•	to ensure that shareholders of the Company are provided equal treatment under a take-over bid; and

•	to give adequate time for shareholders to properly assess a take-over bid without undue pressure.
     At the Meeting, shareholders will be asked to consider, and if thought fit, to pass an ordinary resolution to approve the adoption of the Rights Plan, a copy of which is available upon request from the Corporate Secretary of the Company at 6500 River Road, Richmond, British Columbia, V6X 4G5, telephone (604) 273-7564, or from the Company’s public disclosure documents found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission (SEC) EDGAR database at www.sec.gov.
     The Board has considered the terms of a number of recently adopted or amended shareholder rights plans and the experience of other Canadian public companies in the context of an actual take-over bid where a shareholder rights agreement was in place, and has determined that it is in the best interests of the Company to adopt the Rights Plan. The Rights Plan is designed to maximize shareholder value and protect shareholders’ interests in the event of an acquisition that may result in a change of control. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly, and the Rights Plan has not been adopted in response to any proposal to acquire control of the Company.
Summary of the Principal Terms of the Rights Plan
     The following is a summary of key terms of the Rights Plan. This summary is qualified in its entirety by reference to the full text of the Rights Plan, which is available upon request from the Corporate Secretary of the Company as indicated above or from the Company’s public disclosure documents found on SEDAR at www.sedar.com or on the SEC’s EDGAR database at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Rights Plan.
Issue of Rights
     On February 22, 2007, the Company issued one right (a “Right”) in respect of each Common Share outstanding at the close of business on that date (the “Record Time”). The Company will issue Rights in respect of each Common Share issued after the Record Time but prior to the earliest of the Separation Time (as defined below) and the redemption of the Rights pursuant to the Rights Plan or termination of the Rights Plan as described below.

Rights Certificates, Trading and Transferability
     Before the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will not be transferable separate from the Common Shares. Accordingly, the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with such Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates.
Acquiring Person
     An Acquiring Person is a person that Beneficially Owns 20% or more of the outstanding Common Shares. An Acquiring Person does not, however, include the Company or any Subsidiary of the Company, or any person that becomes the Beneficial Owner of 20% or more of the Common Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Common Shares as a result of, among other things: (i) specified acquisitions of securities of the Company, (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below), (iii) specified distributions of securities of the Company, and (iv) certain other specified exempt acquisitions. An Acquiring Person also does not include any Person that owned 20% or more of the outstanding Common Shares at the Record Time unless that person increases its percentage interest in the Common Shares other than pursuant to one of the previously mentioned transactions.
Separation Time
     Rights are not exercisable before the Separation Time. “Separation Time” means the close of business on the tenth trading day after the earliest of:
(a)	the first date of public announcement that a person has become an Acquiring Person, as defined below (the “Stock Acquisition Date”);

(b)	the date of the commencement of, or first public announcement of, the intent of any person (other than the Company or any of its subsidiaries) to commence a Take-over Bid, as defined in the Rights Plan (other than a Permitted Bid or a Competing Permitted Bid, as defined below), which is generally an offer for outstanding Common Shares that could result in the offeror becoming the beneficial owner of 20% or more of the Company’s outstanding Common Shares; and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;
or such later time as may be determined by the Board, in good faith, provided that if any bid referred to above expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.
     Exercising Rights at such time until the tenth trading day after the first public announcement of the occurrence of a “Flip-in Event” will entitle the holder to purchase one Common Share at the exercise price (the “Exercise Price), which shall equal three times the market price per Common Share determined at the Separation Time, subject to subsequent adjustment in accordance with the Rights Plan.
Exercise of Rights
     After the close of business on the tenth trading day after the first public announcement of the occurrence of a “Flip-in Event”, which is a transaction or event pursuant to which any person becomes an Acquiring Person, each Right will entitle the holder thereof to receive upon exercise of the Right that number of Common Shares equal to twice the Exercise Price. However, any Rights beneficially held by an Acquiring Person, including its affiliates, associates and joint actors, or the transferee of any such person, will become null and void. Accordingly, such persons will be unable to transfer or exercise any Rights.
     Until a Right is exercised, the holder of the Right will have no rights as a Company shareholder solely with respect to that Right.

     In lieu of the issuance of fractional shares upon the issuance of any Rights, the Company will make cash payments based on the market price of such shares in amounts exceeding U.S.$10.00.
     Acquisitions that require shareholder approval or for which the Board has waived application of the Rights Plan as described below, or acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid are among the transactions that do not constitute “Flip-in Events”.
Permitted Bids
     Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids are offers to acquire Common Shares made by way of a take-over circular and where the Common Shares subject to the offer (together with shares owned by the offeror and its affiliates, associates and joint actors) constitute 20% or more of the outstanding Common Shares, and which also comply with the following conditions:
(a)	the bid is made to all registered holders of Common Shares (other than Common Shares owned by the offeror);

(b)	the bid provides that no Common Shares will be taken up or paid for pursuant to the bid before the close of business on the date that is not less than 60 days following the date the take-over bid circular is sent to holders of Common Shares, and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the bid provides that any Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d)	the bid provides that, in the event that more than 50% of the outstanding Common Shares are deposited and not withdrawn as described in clause (b) above, the offeror will make a public announcement of that fact and the bid shall remain open for an additional ten business days from the date of such announcement for the deposit and tender of additional Common Shares.
     A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid or other Competing Permitted Bid has been made and prior to the expiration of such prior bid, and that satisfies the definition of “Permitted Bid” except that Common Shares under such bid may not be taken up or paid for until a date that is no earlier than the later of: (i) the earliest date that Common Shares may be taken up and paid for under any prior Permitted Bid or other Competing Permitted Bid outstanding on the date of commencement of such bid; and (ii) 35 days after the commencement of the Competing Permitted Bid.
Protection Against Dilution
     The Rights Plan contains detailed provisions regarding adjustments to the exercise price, the number and nature of the securities that may be purchased upon exercise of Rights and the number of Rights outstanding to prevent dilution in the event of certain declarations of dividends, subdivisions or consolidations of outstanding Common Shares, issuances of Common Shares (or other securities or rights) in respect of or in lieu of or in exchange for existing Common Shares or other changes in the Common Shares.
Redemption
     At any time prior to the occurrence of a Flip-in Event, the Board may (subject to the prior consent of shareholders by a majority vote), at its option, elect to redeem all but not less than all of the then-outstanding Rights at a redemption price of $0.000001 per Right, subject to adjustment.

Waiver
     The Board, acting in good faith, may waive application of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan for a particular bid, it will be deemed to have waived the Rights Plan for any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of the first bid. The Board may also waive the application of the Rights Plan for any Flip-In Event if it has determined that the Acquiring Person became an Acquiring Person through inadvertence, conditional upon such person reducing its beneficial ownership below 20% of the Company’s outstanding Common Shares, generally within 14 days of the Board making such determination.
Amendments
     Except for minor amendments to correct any clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law or regulatory requirements, majority shareholder approval is required for amendments to the Rights Plan before the Separation Time, after which the approval of holders of Rights is required.
Term
     If the Rights Plan is not adopted at the Meeting, it will automatically terminate and the Rights issued under it will become void. If the Rights Plan is adopted at the Meeting, it will expire at the termination of the Company’s annual meeting in 2010 unless extended upon reconfirmation as described below. For the term of the Rights Plan to be extended, the Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at the annual meeting of the Company held in 2010 and at every third annual general meeting of the Company thereafter.
Canadian Federal Income Tax Consequences
     The following discussion generally summarizes certain Canadian federal income tax consequences of the issuance of Rights. This discussion is not intended to be, nor should it be construed to be, legal or tax advice. This summary is not exhaustive of all possible Canadian federal income tax consequences and does not anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. This summary is of a general nature only and holders of Common Shares should consult their own tax advisors with respect to their particular circumstances.
     The Company has not received any income for Canadian federal income tax purposes as a result of the issuance of the Rights. Generally, the value of a right, if any, to acquire additional shares of a company is not a taxable benefit to a common shareholder of the Company under the Income Tax Act (Canada) (the “Act”) and is not subject to non-resident withholding tax under the Act if identical rights are conferred on all owners of Common Shares at that time. While the Rights are conferred on all owners of Common Shares, the Rights may become void in the hands of certain shareholders upon the occurrence of certain triggering events. Whether the issuance of the Rights to shareholders of the Company will be deemed to be a taxable benefit which is required to be included in computing their income or subject to non-resident withholding tax is not therefore free of doubt, but only the amount or value of such benefit must be included in computing income. The Company considers the Rights to have had no monetary value at their date of issue. Where Rights are disposed of (other than on the exercise thereof), either separately or by virtue of the disposition of the Common Shares to which they are attached, holders thereof may be subject to tax in respect of the proceeds, if any, allocable to such Rights.
     The foregoing does not address the Canadian income tax consequences of other events such as the separation of the Rights from the Common Shares, the occurrence of a Flip-in Event or the redemption of Rights. Shareholders are encouraged to consult their own tax advisors if they have questions with respect to such tax consequences and their personal circumstances.

United States Federal Income Tax Consequences
     The following discussion generally summarizes certain United States federal income tax consequences of the issuance of Rights. This discussion is not intended to be, nor should it be construed to be, legal or tax advice. This summary is not exhaustive of all possible United States federal income tax consequences and does not anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any state, local or foreign income tax considerations. This summary is of a general nature only and holders of Common Shares should consult their own tax advisors with respect to their particular circumstances.
     Because the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the Rights Plan will not give rise to the realization of gross income by any holder of Common Shares for United States federal income tax purposes. Where Rights are disposed of (other than on the exercise thereof), either separately or by virtue of the disposition of the Common Shares to which they are attached, holders thereof may be subject to tax in respect of the proceeds, if any, allocable to such Rights.
     The foregoing does not address the United States federal income tax consequences of other events, such as the separation of the Rights from the Common Shares, the occurrence of a Flip-in Event or the redemption of Rights. Shareholders may recognize gross income for United States federal income tax purposes in connection with these events. Shareholders are encouraged to consult their own tax advisors if they have questions with respect to such tax consequences and their personal circumstances.
Voting of Proxies and Recommendation of Board
     It is intended that all proxies received by the Company will be voted in favour of the adoption of the Rights Plan, unless a proxy contains express instructions to vote against the Rights Plan. The Rights Plan will continue in effect only if it is approved by greater than 50% of the votes cast by shareholders present in person or by proxy at the Meeting. The text of the resolution approving the Rights Plan is set forth in Schedule “B” hereto. If the Rights Plan is not approved by shareholders at the Meeting it will terminate and the Rights issued under it will be void.
     The Board of Directors of the Company recommends that shareholders vote in favour of the resolution approving the Rights Plan.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
     None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since January 1, 2006 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
     Other than as set out herein, no “informed person” (as defined under Multilateral Instrument 51-102) of the Company, any proposed director of the Company or any associate or affiliate of such persons, has had or has any material interest, direct or indirect, in any transaction since January 1, 2006 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.
     During the 12-month period ended December 31, 2006, the Company paid approximately U.S.$0.7 million to D.E.R. Resorts Ltd. (“Resorts”), a company controlled by David E. Ritchie, the former Chairman of the Company’s Board of Directors who retired effective November 30, 2006. The costs were incurred pursuant to agreements, approved by the Board, by which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which were based on market prices for similar types of facilities and excursions. The Company has entered into similar agreements with Resorts in the past and intends to do so in the future.

OTHER INFORMATION REGARDING THE COMPANY
EXECUTIVE COMPENSATION
Compensation
     The following table provides a summary of the compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such officers are hereafter collectively called the “Named Executive Officers”).
Summary Compensation Table
(all amounts in U.S. dollars)

		Annual Compensation			Long-Term Compensation Awards
					Awards		Payouts
						Share or
					Securities	Share Units
					Under	Subject to
				Other Annual	Options	Resale	LTIP	All Other
		Salary	Bonus (2)	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position (1)	Year	($)	($)	($)	(#)(4)	(#)	($)	($)
David E. Ritchie (3)	2006	137,500	Nil	Nil	Nil	Nil	Nil	Nil
Chairman Emeritus	2005	150,000	Nil	17,906	37,400	Nil	Nil	Nil
	2004	400,000	330,000	18,800	Nil	Nil	Nil	Nil

Peter J. Blake (3)	2006	350,000	505,000	8,070	24,000	Nil	Nil	Nil
Chief Executive Officer	2005	280,000	487,700	6,936	20,800	Nil	Nil	Nil
	2004	213,333	360,000	6,530	22,400	Nil	Nil	Nil

Robert S. Armstrong (3)	2006	190,000	320,000	11,572	5,000	Nil	Nil	Nil
Vice-President Finance, Chief Financial	2005	175,000	335,000	11,464	3,700	Nil	Nil	Nil
Officer and Corporate Secretary	2004	145,833	260,000	14,500	4,000	Nil	Nil	Nil

Guylain Turgeon	2006	256,000	364,000	88,518	11,200	Nil	Nil	Nil
Managing Director –	2005	240,750	394,000	94,138	6,400	Nil	Nil	Nil
European Operations	2004	217,500	343,000	114,475	10,000	Nil	Nil	Nil

Randall J. Wall	2006	275,000	407,000	9,420	16,000	Nil	Nil	Nil
President – Canada,	2005	250,000	440,000	5,791	18,800	Nil	Nil	Nil
Europe and Middle East	2004	208,333	347,000	10,180	20,400	Nil	Nil	Nil

Robert K. Mackay	2006	275,000	407,000	11,096	16,000	Nil	Nil	Nil
President – USA,	2005	240,000	450,000	11,732	18,800	Nil	Nil	Nil
Asia and Australia	2004	206,667	348,000	9,485	22,400	Nil	Nil	Nil

(1)	All Named Executive Officers are employed by wholly- owned subsidiaries of the Company.

(2)	All bonuses were earned by the Named Executive Officers in the fiscal year noted but were paid subsequent to the end of the applicable year. Bonuses include additional bonus amounts paid to the Named Executive Officer in accordance with the Company’s Executive Long Term Incentive Plan adopted in 2004 (see discussion below under “Executive Long Term Incentive Plan”). All of the Named Executive Officers, except for Mr. Ritchie, received an additional bonus award of $100,000 under the Plan during the three years presented above, which is included in the bonus amount in this table.

(3)	David E. Ritchie retired from the position of Chief Executive Officer effective October 31, 2004 and from the position of Chairman of the Company’s Board of Directors effective November 30, 2006. Peter J. Blake, formerly the Company’s Senior Vice-President and Chief Financial Officer, was appointed Chief Executive Officer effective November 1, 2004. Robert S. Armstrong was appointed Vice-President Finance, Chief Financial Officer and Corporate Secretary effective November 1, 2004, having served previously as the Company’s Vice-President Finance and Corporate Secretary.

(4)	Securities under options granted have been retroactively adjusted in the table to reflect the two-for-one stock split of the Common Shares that occurred on May 4, 2004.

Stock Options Granted in the 2006 Financial Year

				Market Value of
				Securities
		% of Total Options		Underlying Options
		Granted to	Exercise Price	on the Date
	Securities Under	Employees in 2006	(U.S.$	of Grant
Name	Options Granted	Financial Year	per share)	(U.S.$ per share)	Expiration Date
David E. Ritchie	Nil	—%	$—	$—	—
Peter J. Blake	24,000	11.7%	44.09	44.09	January 24, 2016
Robert S. Armstrong	5,000	2.4%	44.09	44.09	January 24, 2016
Guylain Turgeon	11,200	5.4%	44.09	44.09	January 24, 2016
Randall J. Wall	16,000	7.8%	44.09	44.09	January 24, 2016
Robert K. Mackay	16,000	7.8%	44.09	44.09	January 24, 2016
     The options granted to the Named Executive Officers during the last three financial years had the following fair values at the date of grant:

				Grant Date Fair
				Market Value (U.S.$	Aggregate Grant
		Securities Under		per share)	Date Fair Market
Name	Year	Options Granted	Vesting Date	[1]	Value (U.S.$)
David E. Ritchie	2006	Nil	N/A	$—	$ Nil
	2005	37,400	January 25, 2006	6.98	261,052
	2004	Nil	N/A	—	Nil

Peter J. Blake	2006	24,000	January 24, 2007	9.86	236,640
	2005	20,800	January 25, 2006	6.98	145,184
	2004	22,400	February 13, 2005	5.34	119,616

Robert S. Armstrong	2006	5,000	January 24, 2007	9.86	49,300
	2005	3,700	January 25, 2006	6.98	25,826
	2004	4,000	February 13, 2005	5.34	21,360

Guylain Turgeon	2006	11,200	January 24, 2007	9.86	110,432
	2005	6,400	January 25, 2006	6.98	44,672
	2004	10,000	February 13, 2005	5.34	53,400

Randall J. Wall	2006	16,000	January 24, 2007	9.86	157,760
	2005	18,800	January 25, 2006	6.98	131,224
	2004	20,400	February 13, 2005	5.34	108,936

Robert K. Mackay	2006	16,000	January 24, 2007	9.86	157,760
	2005	18,800	January 25, 2006	6.98	131,224
	2004	22,400	February 13, 2005	5.34	119,616

(1)	The grant date fair market value was determined using the Black-Scholes option pricing model with the assumptions detailed in the Company’s consolidated financial statements for the year ended December 31, 2006.

Aggregate Option Exercises during 2006 Financial Year and Option Value at December 31, 2006

				Value of Unexercised
				In-The-Money Options
		Aggregate Value	Unexercised Options	at December 31, 2006
	Securities Acquired	Realized	at December 31, 2006	(in U.S. dollars)
Name	on Exercise	(in U.S. dollars)	(Exercisable/Unexercisable)	(Exercisable/Unexercisable)(1)
David E. Ritchie	37,400	$955,196	Nil/Nil	Nil/Nil
Peter J. Blake	10,000	327,702	57,800/24,000	$1,601,115/$226,800
Robert S. Armstrong	5,500	221,756	21,600/5,000	$743,125/$47,250
Guylain Turgeon	8,000	365,204	37,500/11,200	$1,251,379/$105,840
Randall J. Wall	51,600	1,920,613	49,200/16,000	$1,329,826/$151,200
Robert K. Mackay	Nil	Nil	41,200/16,000	$1,003,836/$151,200

(1)	The closing price of the Common Shares on the NYSE on December 29, 2006 (the last trading day of the year) was $53.54.
Executive Long Term Incentive Plan
     The Company’s executive long term incentive plan (the “ELTIP”) encourages senior employees and officers of the Company to use performance bonus payments to purchase and hold Common Shares through the administrator of the plan. Under the ELTIP, a participant may choose to contribute up to 100% of his performance bonus to the ELTIP and the administrator will use such contribution to purchase Common Shares in open market purchases on the NYSE during a specific period within the first trading window of the relevant fiscal year, as provided for under the Company’s Policy Regarding Securities Trades by Company Personnel. The Common Shares so purchased will be held by the administrator for the participant and the participant agrees not to withdraw any Common Shares so held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant). Under the ELTIP, the Company agrees to pay to participants an additional cash bonus award that equals the amount of their contributions under the ELTIP that year, subject to a maximum payment of U.S.$100,000 for the Named Executive Officers.
     The ELTIP does not involve any issuance of Common Shares from the Company. The Company has also adopted share ownership guidelines, pursuant to which participants in the ELTIP are required to hold Common Shares with a value at least equal to a certain multiple of their base salary. The multiple of the base salary that is required of participants in the ELTIP depends on the participant’s seniority with the Company, and ranges from one time salary to three times salary.
     The Company believes that this plan, together with the Share Ownership Guidelines adopted by the Company, will facilitate the alignment of the interests of the senior employees and officers of the Company with those of the shareholders by promoting ownership of Common Shares of the Company by senior employees and officers and rewarding the creation of shareholder value over the long term.
Termination of Employment, Changes in Responsibility and Employment Contracts
     The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated with eight weeks notice (or less in certain circumstances) or payment in lieu thereof.
Composition of the Compensation Committee
     The Compensation Committee of the Company consists of Messrs. Croft, Murdoch and Cmolik. Mr. Cmolik was employed by the Company in the position of President and Chief Operating Officer until his retirement in July 2002. The Board has determined that all three members of the Compensation Committee are independent directors (as defined under applicable securities legislation).

Report on Executive Compensation
     The Company’s policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Company is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned.
     The total compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists primarily of base salary and a bonus based on the financial performance of the Company. The Named Executive Officers also receive annual option grants in accordance with the Company’s stock option plan and are entitled to participate in the Company’s ELTIP. The imputed value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Company does not have a predetermined relative emphasis for each of the various components of compensation.
     Base salary levels for the Named Executive Officers have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s performance during the prior year and (ii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee. In February 2007, the Committee retained the services of Mercer Consulting to conduct a formal review of the Company’s executive compensation arrangements. Mercer concluded that the Company’s compensation programs are in line with comparable companies and result in total cash compensation to the Named Executive Officers that is 4% behind the market median for similar positions.
     The Chief Executive Officer’s base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors, including Mercer Consulting. The Chief Executive Officer’s base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on industrial equipment manufacturers and distributors. The Company has not had pre-established factors and criteria upon which the Chief Executive Officer’s total compensation is based. In light of the fact that a new Chief Executive Officer was appointed during 2004, the Committee undertook a fresh investigation of the available information before arriving at the current CEO salary structure.
     Base salary levels for the other Named Executive Officers are benchmarked against salary levels of senior operational management located in the Company’s regional and divisional offices. Operational management salaries are determined in accordance with a compensation plan that considers both objective factors such as sales volume and profitability and subjective factors. The Company started using a balanced scorecard system in 2006 for the purposes of determining operational management’s performance.
     Awards of executive bonuses depend upon whether the Company has met pre-tax earnings targets established by the Compensation Committee and approved by the Board of Directors. The pre-tax earnings target for the purposes of the 2006 bonus calculation was $82.5 million. At that level, the bonus pool available to the participants would have been equal to 50% of their combined base salaries. The amount of such bonuses is not subject to any minimum amount but is subject to a maximum of 150% of the combined base salaries of the participants. The amounts of the executive bonus awards are linked directly to a formula that provides bonus amounts that increase as pre-tax earnings (adjusted to exclude amounts not considered part of the Company’s normal operations) approach the target level and accelerated amounts if adjusted pre-tax earnings exceed the target level. A similar formula is used to calculate a portion of the CEO’s annual bonus award. The Compensation Committee undertook a formal evaluation process involving interviews with members of senior management to determine the remainder of the CEO’s bonus in 2006.
     The CEO and other Named Executive Officers, as well as all participants in the Company’s ELTIP, are subject to share ownership guidelines that specify the dollar value of Company stock required to be held by all participants. The values are determined as a multiple of each participant’s base salary. The share ownership guidelines in effect in 2006 were as follows: members of the Executive Council, including the Named Executive Officers, were required to hold Company stock with a cost of three times their base salary at February 1, 2006 and all Vice-Presidents of the Company were required to hold Company stock with a cost of two times their base salary at February 1, 2006.
Report presented by:
Charles E. Croft (Chairman)
Robert W. Murdoch
C. Russell Cmolik
Performance Graph
     The following graph compares the percentage change in the value of U.S.$100 invested in Common Shares of the Company with U.S.$100 invested in the Russell 2000 Index from December 31, 2001 to December 31, 2006 (the Company’s most recent financial year end).

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
Ritchie Bros. Auctioneers (RBA)	100	130	213	266	340	430
Russell 2000 Index	100	78	114	133	138	161

Directors and Senior Executives Liability Insurance and Indemnity Agreements
     The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of U.S.$20 million annual protection against liability (less a deductible of U.S.$750,000 for securities claims and U.S.$250,000 for other claims) and U.S.$5 million of excess coverage for directors only. The annual premium paid by the Company in 2006 for this insurance was U.S.$230,000. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
     The Company has a stock option plan that provides for the award of stock options to employees, directors and officers of the Company and to other persons approved by the Compensation Committee. The maximum number of Common Shares reserved for issuance under the stock option plan is 3,000,000 Common Shares (being 9% of total issued and outstanding shares at the date of this Information Circular), of which 1,286,468 Common Shares (being 4% of total issued and outstanding shares) have been issued, 793,648 Common Shares are reserved for issuance upon exercise of options that have been granted (2% of total issued and outstanding shares) and 919,884 Common Shares (3% of total issued and outstanding shares) remain available for future options to be granted. Stock options are granted at the closing market price of the Common Shares on the NYSE as of the grant date.
     Options granted under the stock option plan are subject to vesting conditions imposed by the Compensation Committee. Most of the options granted under the stock option plan are subject to vesting one year from the grant date. The term of the options is generally 10 years from the date of grant and all options are not transferable. Unless otherwise determined by the Compensation Committee, the outstanding options will remain exercisable until the earliest of: (i) 10 years from the date of grant, (ii) 30 days from the date on which the optionee ceases to be employed by, or provide services to, the Company, or (iii) if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the 30-day period described in clause (ii) above, 180 days from the date of death.
     Please refer to the section entitled “Amendments to the Stock Option Plan” for a discussion of the proposed amendments to the stock option plan.
     The following table sets out the number of securities authorized for issuance under the Company’s stock option plan at the date of this Information Circular:

Number of
	Number of		Securities
	Securities to be		Remaining Available
	Issued upon		for Future Issuance
	Exercise of	Weighted-Average	under Equity
	Outstanding Options	Exercise Price of	Compensation Plans
	(A)	Outstanding Options	(Excluding (A))
Equity compensation plans approved by security holders – stock option plan (1)	793,648 (2% of total issued and outstanding shares)	$22.05	919,884 (3% of total issued and outstanding shares)

(1)	This information does not reflect the proposed amendments to the Stock Option Plan as described above.
Equity-based Compensation Awards Grant Policy
     The Company’s Board of Directors has adopted a Stock Option Granting Policy (the “Policy”), the terms of which establish guidelines for the granting of options to purchase Company stock to the Named Executive Officers and other employees of the Company. Under the provisions of the Policy, only the Compensation Committee of the Company’s Board of Directors can authorize the granting of stock options to the Named Executive Officers and other executives of the Company. The Policy establishes an annual date for the granting of stock options, which falls on the fifth business day following the release of the Company’s results for the most recently completed fiscal year. The Policy prohibits the granting of stock options during black out periods, as defined in the Company’s Policy Regarding Securities Trades by Company Personnel. The Compensation Committee has delegated to the CEO the authority to grant options to purchase up to 50,000 common shares of the Company per year to Company employees, provided no one individual is granted more than 15,000 options and provided options are not granted to employees at the Vice-President and above level. Option grants by the CEO must fall within the Company’s established trading windows. All stock options granted in accordance with the Policy must have an exercise price equal to the closing price of the Company’s common stock on the New York Stock Exchange on the date of grant.

REPORT ON CORPORATE GOVERNANCE
     The Board and the Company believe that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Board’s Nominating and Corporate Governance Committee is responsible for reviewing and, if deemed necessary, recommending changes to the Company’s corporate governance practices.
     In June 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “Instrument”), and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) established by the Canadian Securities Administrators (CSA), came into effect and replaced the TSX guidelines for effective corporate governance. The table below sets out disclosure requirements of Form 58-101F1 under the Instrument and the Company’s corresponding corporate governance disclosure.
     In addition, any foreign private issuer listed on the NYSE is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements (the “NYSE Rules”) applicable to United States companies.
     Additional information about the Company’s corporate governance practices, including copies of the charters of the committees of the Company’s Board of Directors, can be found on the Company’s website at www.rbauction.com.

Disclosure Requirements under 58-101F1	Company Disclosure

1. Board of Directors	Directors during 2006:

(a) Disclose the identity of directors who are independent.	• Charles E. Croft — independent;

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
• Robert W. Murdoch — independent;

•   Edward B. Pitoniak — independent;

•   Eric Patel — independent;

•   Beverley A. Briscoe — independent;

•    C. Russell Cmolik — independent — Mr. Cmolik retired from the position of President and COO of the Company in July 2002; however, he was deemed by the Board to be an independent director effective August 2005;

•   David E. Ritchie — non-independent director — Mr. Ritchie retired from his position as CEO effective October 31, 2004. Mr. Ritchie retired from his position as Chairman effective November 30, 2006; and

•   Peter J. Blake — non-independent director — Mr. Blake is an executive officer of the Company (CEO).

The Board determined the independence of the foregoing directors in accordance with applicable NYSE listing standards and corporate governance rules and, with respect to the Audit Committee, SEC independence standards. The directors who are noted as “independent” above also satisfy the independence requirements under the Instrument and the Guidelines.

Mr. Ritchie is a significant shareholder of the Company, beneficially owning or controlling 9.8% of the outstanding Common Shares as of the date of this Information Circular. Mr. Cmolik beneficially owned 7.7% of the outstanding Common Shares as of the date of this Information Circular.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries.

The Board considers Mr. Croft, Mr. Patel, Ms. Briscoe, Mr. Murdoch, Mr. Cmolik and Mr. Pitoniak to be independent as none of them has any material relationship with the Company. Mr. Cmolik served as President and COO of the Company until July 2002 and was considered independent effective August 2005. Mr. Ritchie is not independent because he served as CEO of the Company until October 31, 2004 and Mr. Blake is not independent as a result of his employment with the Company as CEO. A majority of the directors are independent.

None of the independent directors works in the day-to-day operations of the Company, is party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or has any other material relationships with the Company (either directly or as a partner,

Disclosure Requirements under 58-101F1	Company Disclosure

shareholder or officer of an organization that has a relationship with the Company).

For directorships of the directors of the Company in other reporting issuers (or equivalent), please refer to disclosure on page 2.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
The independent directors held four meetings and several informal sessions in 2006 without management present. These meetings were chaired by Mr. Croft. Such meetings are scheduled regularly during the year, often immediately before the Board’s Audit Committee or Board meetings.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Mr. Croft was the Lead Director of the Board until November 30, 2006, when he became Chairman. The Company no longer has a Lead Director because Mr. Croft is an independent director. Mr. Croft is responsible for coordinating the activities of the independent directors and administering the Board’s relationship with management and the CEO. His role is to ensure greater independence of the Board from management and to act as a liaison between management and the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to disclosure on page 3 for Board and Committee meeting attendance. The Board achieved an attendance record of 92% in 2006. Agenda and materials in relation to Board and Committee meetings are usually circulated to directors for their review in advance of the meetings.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board mandate is available on the Company’s website (www.rbauction.com). The mandate of the Board is to supervise management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

• the Canadian Business Corporations Act;

• the Company’s Articles of Amalgamation and By-laws;

• the Company’s Code of Business Conduct and Ethics;

• the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

• the Company’s Corporate Governance Guidelines; and

• other applicable laws and Company policies.

The Board or designated Board Committees approve significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee supervises the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics and charters of the Board committees can be found on the Company’s website.

The Board meets with the CEO and other executive officers of the Company from time to time to discuss and review internal measures and systems adopted by the management to ensure a culture of integrity throughout the organization.

The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. Management has undertaken a strategic planning process, with regular Board involvement in the process. During fiscal 2006, there were ten meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

The Board, through the Audit Committee, is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s industry, the environment and foreign currencies. The Audit Committee meets regularly to review reports from management of the Company and discuss significant risk areas with management and the external auditors. The Board, through the Audit Committee, ensures that the Company adopts appropriate risk management policies.

The Board is responsible for choosing the CEO, appointing the Executive Officers and for monitoring their performance. The Nominating and Corporate Governance Committee is responsible for developing guidelines and procedures for selection and long-range succession planning for the Chief Executive Officer, and the Committee also ensures that processes are in place to recruit qualified senior managers, and to

Disclosure Requirements under 58-101F1	Company Disclosure

train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs. The Board supports management’s commitment to training and developing all employees.

The Board reviews all the Company’s major communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s communication policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Company in a number of ways, including via e-mail or calling a toll-free telephone number. Shareholders are also able to contact directly the Chairman via email or telephone. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Company’s Disclosure Committee regularly reports to the Audit Committee on the quality of the Company’s internal control processes. The Company has also adopted a disclosure policy.

The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the report on corporate governance included in the Company’s Information Circular. The committee monitors best practices among major Canadian and U.S. companies to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted corporate governance guidelines, which are available on the Company’s website.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board mandate and the charters of the Committees of the Board of Directors are considered to be position descriptions for the Chairman of the Board and the chairs of the committees. In addition, The Board has adopted a position description for the CEO and the Chairman. The CEO has overall responsibility for all Company operations.

The Board reviews and approves the corporate objectives that the CEO is responsible for meeting and such corporate objectives form a key reference point for the review and assessment of the CEO’s performance.

The Board has defined the limits to management’s authority. The Board expects management, among other things, to:

•   review the Company’s strategies and their implementation in all key areas of the Company’s activities, provide relevant reports to the Board related thereto and assist the Board in management’s strategic planning for the Company

• carry out a comprehensive planning process and monitor the Company’s financial performance against the annual plan approved by the Board.

•   identify opportunities and risks affecting the Company’s business, develop and provide relevant reports to the Board related thereto and, with consultation of the Board, implement appropriate mitigation strategies.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.
All new directors receive an orientation binder, which includes a record of historical public information about the Company, a copy of the Company’s Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information. In addition, the Company’s orientation for directors involves meeting with senior management of the Company and an interactive introductory discussion about the Company, providing the directors with an opportunity to ask questions. New directors are also encouraged to attend a Company auction shortly after their appointment.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Periodically, directors tour the Company’s various facilities and are expected to attend Company auctions.

Disclosure Requirements under 58-101F1	Company Disclosure

Directors are encouraged to take relevant professional development courses at the Company’s expense.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)   disclose how a person or company may obtain a copy of the code.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a Code of Business Conduct and Ethics that can be found on the Company’s website and on www.sedar.com.

The Board and management review and discuss from time to time the effectiveness of the Company’s Code of Business Conduct and Ethics and any areas or systems that may be further improved.

There has been no material change report that has been filed that pertains to any conduct of a director or executive officer that constitutes a departure of the code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.
The Company complies with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest in the approval of agreements or transactions and the Company’s Code of Business Conduct and Ethics sets out additional guidelines in relation to conflict of interest situations. The Company, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company was founded on and the business continues to be successful largely as a result of a commitment to ethical conduct and doing what is right. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees by being in attendance at most of the Company’s industrial auctions. This culture is clearly articulated in the Company’s strategy document, which was approved by the Board. A summary of the Company’s strategy document was presented to all employees of the Company in 2006.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.	The Nominating and Corporate Governance Committee reviews the competencies and skills of the Board from time to time and identifies any area where additional strength may be needed. When considering and identifying potential candidates for new directors to be added to the Board, the Committee considers those areas where additional strength may be needed. The Nominating and Corporate Governance Committee also has adopted an assessment process for the Board and Committees.

The Board reviews its composition and size on a regular basis. In 2003, the Board increased its size from five to six members and added a seventh member prior to the 2005 Annual Meeting. The Board feels that this size is reasonable given the current size and complexity of the Company. In anticipation of certain existing directors contemplating retirement, the Board continues to identify suitable candidates for new directors. The Company believes that the new directors that have been added to the Board in recent years have brought additional experience to the Board and have allowed the Board to increase the number of unrelated and independent directors, while still permitting it to operate in an efficient manner.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Company currently has a Nominating and Corporate Governance Committee, composed entirely of independent directors. The Committee has three members:

Chair: Eric Patel

Members: Charles E. Croft and Beverley A. Briscoe

The Committee is responsible for proposing new nominees to the Board, in accordance with the guidelines articulated in the Nominating and Corporate Governance Committee’s charter, which is available on the Company’s website.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Nominating and Corporate Governance Committee has the responsibility for overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter.

The charter of the Nominating and Corporate Governance Committee can be found on the Company’s website.

Disclosure Requirements under 58-101F1	Company Disclosure

7. Compensation (a) Describe the process by which the board determines the compensation for issuer’s directors and officers.	Please refer to the discussion included in the Report on Executive Compensation on page 17 and to the discussion of director compensation on page 3.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Board has appointed a compensation committee. This Committee has three members:

Chair: Charles E. Croft

Members: C. Russell Cmolik and Robert W. Murdoch

The NYSE Rules for United States companies require that all of the members of a Compensation Committee be independent. The Board determined that the Company has been in compliance with this requirement since August 2005.

This Committee met twice in 2006 and all members attended all meetings.

The charter of the Compensation Committee can be found on the Company’s website.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Compensation Committee are as described in its charter, a copy of which can be found on the Company’s website.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
The Compensation Committee reviews directors’ and executive officers’ compensation on a regular basis. In 2007 the Committee engaged outside advisors to assist with its review. To make its recommendation on directors’ and executive officers’ compensation, the Committee takes into account the types of compensation and the amounts paid to directors and officers of other comparable companies. See the “Report on Executive Compensation” on page 18 for further details.

See “Compensation of Directors” on page 3 for information about the compensation received by the directors in 2006.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
The Board has an annual assessment process for the Board and its committees. The process is administered by the Nominating and Corporate Governance Committee. It considers Board and Committees performances relative to the Board mandate or relevant Committee charters, as appropriate, and provides a mechanism for all directors to assess and provide comments on Board and Committee performance.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
     No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
     The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at February 21, 2007 according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there are 34,683,800 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on March 2, 2007 are entitled to receive notice of and to vote at the Meeting. The directors of the Company have fixed the close of business on March 2, 2007 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

     To the knowledge of the directors and senior officers of the Company, there are no shareholders who beneficially own, directly or indirectly, or control or direct Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company, other than certain institutional shareholders who have filed Schedule 13Gs with the United States Securities and Exchange Commission.
GENERAL PROXY INFORMATION
Appointment and Revocation of Proxies
     The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.
     A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should check the second box on the proxy and insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.
     A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.
Voting of Shares Represented by Proxy
     A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).
     If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy as to how his shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly.
     If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the other matters identified therein.
Amendments or Variations and Other Matters
     Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.
Validity of Proxy
     A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.
     A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.
Deposit of Proxy
     In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
Non-registered Shareholders
     Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered shareholders wish to attend and vote the shares owned by them directly at the Meeting, such non-registered holders should follow the procedure in the directions and instructions provided by or on behalf of the intermediary. For example, they can insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the non-registered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.
     Only registered shareholders as of March 2, 2007 (the record date for voting at the Meeting) have the right to vote in person at the Meeting or to execute, deliver or revoke a proxy with the Company in respect of voting at the Meeting.
     The Company has not sent any proxy-related materials that solicit votes or voting instructions directly to any non-registered shareholders. Non-registered shareholders who wish to vote or change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to make necessary voting arrangements, change the vote and if necessary revoke the relevant proxy.
ADDITIONAL INFORMATION
     The Company will provide to any person or company, upon request to the Corporate Secretary of the Company, a copy of the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference, the Company’s consolidated comparative financial statements for its most recently completed fiscal year together with the accompanying report of the auditor and management’s discussion and analysis of financial condition and results of operations (“MD&A”), any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed fiscal year that have been filed together with the relevant MD&A and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information. Additional information relating to the Company, including financial information provided in the Company’s comparative financial statements and MD&A, is available on the SEDAR website at www.sedar.com.

SHAREHOLDERS PROPOSALS
     Shareholder proposals to be considered at the 2008 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than December 15, 2007 to be included in the information circular and form of proxy for such Annual Meeting.
APPROVAL OF CIRCULAR
     The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.
     Dated at Richmond, British Columbia, this 14th day of March, 2007.
By Order of the Board of Directors
Robert S. Armstrong
Corporate Secretary

SCHEDULE A
RESOLUTION IN RESPECT OF AMENDMENT OF STOCK OPTION PLAN
OF RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”)
Amended and Restated Stock Option Plan
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	The Amended and Restated Stock Option Plan of the Company as tabled at the meeting (the “Amended and Restated Stock Option Plan”), and the proposed amendments contained therein as substantially described in the Information Circular of the Company dated March 14, 2007 (the “Plan Amendments”), be and the same are hereby confirmed, adopted and approved.
2.	Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do or to cause to be done all such acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing resolutions and to give effect to the Amended and Restated Stock Option Plan, including without limitation making appropriate application to and filings with the Toronto and New York stock exchanges to, inter alia, list the increase in the number of shares as necessary, and executing and delivering such other documents as may be necessary or desirable, such determination to be conclusively evidenced by the taking of any such actions by such director or officer.
3.	Notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board of Directors, in its discretion, may choose not to implement any or all of such amendments.

SCHEDULE B
RIGHTS PLAN RESOLUTION OF SHAREHOLDERS
OF RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”)
Shareholder Rights Plan Agreement
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.	The shareholder rights plan agreement made between the Company and Computershare Investor Services Inc. as rights agent dated February 22, 2007 (the “Rights Plan”), as more particularly described in the Information Circular of the Company dated March 14, 2007, be and the same is hereby confirmed and approved.
2.	Any one or more of the directors or officers of the Company be and are hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s or persons’ opinion may be necessary or desirable in order to carry out the intent of the foregoing resolutions and to give effect to the Rights Plan, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing by such person or persons.

RITCHIE BROS. Auctioneers

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class
RITCHIE BROS ESPP-VESTED SHS

Holder Account Number
C9999999999 I ND

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This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 am, Pacific Time, on April 11, 2007 by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario.

RBAQ_PRX_21964/000001/000001

SAM SAMPLE

C9999999999

IND ES3

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Ritchie Bros. Auctioneers Incorporated (the "Company") hereby appoints: Charles E. Croft, or failing this person, **Peter J. Blake,**

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of **Ritchie Bros. Auctioneers Incorporated** to be held at the Vancouver Airport Marriott Hotel, 7571 Westminster Hwy, Richmond, B.C. V6X 1A3 on April 13, 2007 at 11:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Charles Edward Croft	☐	☐
02. Peter James Blake	☐	☐
03. Clifford Russell Cmolik	☐	☐
04. Eric Patel	☐	☐
05. Beverley Anne Briscoe	☐	☐
06. Robert Waugh Murdoch	☐	☐
07. Edward Baltazar Pitoniak	☐	☐

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2. Appointment of Auditors

Appointment of KPMG LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Stock Option Plan

For ☐ Against ☐

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4. Shareholders' Rights Plan

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

99999 021964 1PIZ AR0 RBAQ

RITCHIE BROS. AUCTIONEERS INCORPORATED
Request for Annual and Interim Financial Statements and MD&A
Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Ritchie Bros. Auctioneers Incorporated (the “Corporation”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company that owns shares of the Corporation that requests them. However, in compliance with the requirements under the Canada Business Corporations Act, the Corporation will send to all registered shareholders the annual financial statements and related MD&A.
So, if you are a non-registered holder and you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, OR if you are a registered shareholder and wish to receive interim financial statements and MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation at the following address:
RITCHIE BROS. AUCTIONEERS
Attention: Corporate Secretary
6500 River Road
Richmond, BC, Canada V6X 4G5
The Corporation reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.
Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Corporation’s registrar and transfer agent.
Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive (i) interim financial statements and MD&A which the Corporation may send to securityholders in 2007 and any other period prior to the Corporation sending a new request form in 2008 and/or (ii) annual financial statements and MD&A for the fiscal year ending December 31, 2007. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.
A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.
* * * * * * * * * * * *

(COMPLETE AND RETURN THIS FORM)
RETURN FORM
RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Corporation”)
(Please mark the appropriate box with a “X”)
Registered Holder

☐	The undersigned is a registered holder of common shares of the Corporation and hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2007 and any subsequent quarters before a new Return Form is sent by the Corporation
Non-Registered Holder

☐	The undersigned is a beneficial holder of common shares of the Corporation and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the year ended December 31, 2007 and MD&A for such statements	☐

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2007 and any subsequent quarters before a new Return Form is sent by the Corporation	☐
The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name:

Address:

Signature:	Date:

Name and title of person signing if different from name above:

Name and address of broker or intermediary through which securities are held, if applicable:
FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.